EXHIBIT 12.1

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
EARNINGS	2008	2007	2006	2005	2004

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$176	$455	$(212)	$441	$226
Add:
Amortization of previously capitalized interest	8	10	12	11	11
Distributed income of equity investees	3	3	5	7	3

Total additions	11	13	17	18	14
Deduct:
Capitalized interest	23	10	7	7	7
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	11	14	8	12	11

Total deductions	34	24	15	19	18
TOTAL EARNINGS (LOSS)	$153	$444	$(210)	$440	$222

FIXED CHARGES
Interest expense	$320	$452	$451	$411	$369
Capitalized interest	23	10	7	7	7
Amortization of debt discount, premium or expense	17	24	19	27	61
Interest portion of rental expense(1)	105	101	98	94	91
Proportionate share of fixed charges of investees accounted for by the equity method	1	1	—	—	—

TOTAL FIXED CHARGES	$466	$588	$575	$539	$528

TOTAL EARNINGS BEFORE FIXED CHARGES	$619	$1,032	$365	$979	$750

RATIO OF EARNINGS TO FIXED CHARGES	1.33	1.76	*	1.82	1.42

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $210 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.